 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Fiedler, William L. (Last) (First) (Middle) SeaChange International 124 Acton Street (Street) Maynard, MA 01754 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol SeaChange International, Inc. SEAC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/05/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           VP Finance & Administration CFO and Treasurer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Incentive Stock Option (right to buy)	$4.00000							(1)	09/08/08	Common Stock	85,750		$85,750	D
Incentive Stock Option (right to buy)	$7.17000							(2)	04/26/09	Common Stock	5,000		$5,000	D
Incentive Stock Option (right to buy)	$18.7500							(6)	04/20/11	Common Stock	316		$316	D
Incentive Stock Option (right to buy)	$23.3125							(5)	11/30/10	Common Stock	14,400		$14,400	D
Incentive Stock Option (right to buy)	$26.7500							(3)	05/24/10	Common Stock	10,332		$10,332	D
Incentive Stock Option (right to buy)	$34.0000							(4)	04/14/10	Common Stock	7,668		$7,668	D
Non-Qualified Stock Option (right to buy)	$6.05000							(11)	11/04/12	Common Stock	4,500		$4,500	D
Non-Qualified Stock Option (right to buy)	$6.20000							(10)	08/05/12	Common Stock	4,500		$4,500	D
Non-Qualified Stock Option (right to buy)	$13.2400							(9)	05/24/12	Common Stock	4,500		$4,500	D
Non-Qualified Stock Option (right to buy)	$13.7600							(8)	04/04/12	Common Stock	19,000		$19,000	D
Non-Qualified Stock Option (right to buy)	$18.7500							(7)	04/20/11	Common Stock	14,684		$14,684	D
Non-Qualified Stock Option	$7.000	03/05/2003		A		5,000		(12)	03/05/13	Common Stock	5,000		$5,000	D

Explanation of Responses:

(1)18,750 shares vest on November 30, 1998; 18,750 shares vest on August 30, 1999; and the remainder vest at the rate of 4,687 shares per quarter thereafter.
(2)20% (3,000 shares) vest at the end of the first year (4/26/00) and an additional 5% (750 shares) vest each quarter thereafter.
(3)20% (2,066 shares) vest at the end of the first year (1/1/01) and 5% (516 shares) per quarter thereafter.
(4)20% (1,533 shares) vest at the end of the first year (1/1/01) and 5% (383 shares) per quarter thereafter.
(5)20% (2,880 shares) vest at the end of the first year (11/30/01) and 5% (720 shares) per quarter thereafter.
(6)25% (79 shares) vest at the end of the first year (4/20/02) and 6.25% (19 shares) per quarter thereafter.
(7)25% (3,671 shares) vest at the end of the first year (4/20/02) and 6.25% (917 shares) per quarter thereafter.
(8)25% (4,750 shares) vest at the end of the first year (4/4/03) and 6.25% (1,187 shares) per quarter thereafter.
(9)25% (1,125 shares) vest at the end of the first year (5/24/03) and 6.25% (281 shares) per quarter thereafter.
(10)25% (1,125 shares) vest at the end of the first year (8/5/03) and 6.25% (281 shares) per quarter thereafter.
(11)25% (1,125 shares) vest at the end of the first year (11/4/03) and 6.25% (281 shares) per quarter thereafter.
(12)25% (1,125 shares) vest at the end of the first year (3/5/04) and 6.25% (281 shares) per quarter thereafter.

By:	Date:
/s/ Kevin Thimble, Attorney-in-Fact	03/07/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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